                                          EXHIBIT 1

Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252                        +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

AVANTEL USING ALVARION FOR LAST MILE ACCESS TO OFFER BROADBAND, OTHER BUSINESS SERVICES IN THREE LARGEST MEXICAN CITIES

WALKair® 1000 To Serve SOHO, SME, and Corporate Subscribers
----

TEL AVIV, Israel, August 29, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Mexican long distance and internet operator, Avantel, has selected its WALKair solution for last mile access to offer broadband and other business services in the three largest cities in Mexico. Using 10.5 GHz, Avantel is deploying the WALKair 1000 multi-service system to target small office/home office (SOHO), small and medium-sized enterprise (SME), and corporate subscribers with broadband data, voice, and E1 services. The network is expected to be completed by the end of the year in the cities of Guadalajara, Monterrey, and Mexico City.

"After careful evaluation of the needs of the various businesses we are serving in the large Mexican cities where we operate, we knew that we needed a high performance system delivering fiber quality,” said Miguel Calderón, Avantel’s Chief Marketing Officer. “Alvarion’s WALKair solution enables us to respond quickly to our customers’ requirements by controlling our own access, while obtaining new sources of revenue. Now we are able to tailor services to specific segments of the Mexican market from individual consumers to large enterprises."

Alvarion's WALKair is a high-capacity, multi-service platform for point-to-multi-point applications. Combining advanced technology and an extensive feature set, WALKair allows carriers to use a single access link to satisfy each subscriber’s complete service needs from leased lines to internet access, virtual private networks (VPNs), Ethernet, and frame relay. WALKair also supports both quality of service (QoS) and various classes of service (CoSs) to ensure service flexibility for the carrier and representing an optimal solution for next generation applications including broadband data, voice, leased line replacement, and cellular backhaul services.

"Avantel’s deployment reflects the versatility of broadband wireless to enable competitive carriers to build their own networks to reduce costs and create new revenue streams," said Tzvika Friedman, president and CEO of Alvarion. "We are pleased to see the Mexican broadband business market continue to grow, particularly in the urban centers, and that the cost effectiveness of WALKair is a key element in enhancing carrier revenues there. Our breadth of products makes Alvarion the partner of choice for most carriers worldwide.”

###

About Avantel

Avantel is the leading provider of IP solutions in Mexico, and offers a wide portfolio of telecommunications services to the residential and corporate markets. Avantel solutions are especially tailored to meet the diverse needs of companies of all sizes and sectors, and their scope ranges from intelligent voice and data transmission to virtual private networks (VPN), integrated telecommunications packages and managed services.

Avantel's network is the best positioned to provide IP-based solutions in Mexico. Avantel's Data Centers are directly connected to its backbone, which is an integral member of the industry's most expansive global network that supports the world's largest IP backbone. This structure allows the company to provide robust, reliable Internet access and server hosting as well as flexible network design and management capabilities. In 2005 Avantel received the National Technology Award, Mexico’s highest recognition for technological achievement. For more information, visit http://www.avantel.com.mx/

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

6